Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

May 21, 2021

VIA EDGAR CORRESPONDENCE

Mr. Daniel Greenspan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Greenspan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-21-103657) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on April 1, 2021. The purpose of the Amendment was to register Class R6 shares for the following series of the Registrant: Transamerica Intermediate Bond, Transamerica Large Growth, Transamerica Mid Cap Growth and Transamerica US Growth (each, a “Fund” and together, the “Funds”). The Staff’s comments were conveyed to the Registrant by telephone on May 17, 2021.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

General Comments:

1.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that (i) all bracketed or missing information will be supplied in the Rule 485(b) filing and (ii) the Registrant will file a written response to these comments with the Commission at least five days prior to the Funds’ Rule 485(b) filing.

Response: The Registrant so confirms.

2.

Principal Investment Strategies/Principal Risks: Please confirm that the principal investment strategies and principal risks of each Fund reflect the principal features of the Fund, and that the principal strategies sections appropriately align with the corresponding principal risks sections.

Response: The Registrant so confirms.

3.

Principal Investment Strategies: Please confirm that, if any of the Funds considers factors relating to environmental, social, and governance (“ESG”) themes as part of its principal investment strategies, corresponding disclosure is included in the principal risks section of that Fund’s prospectus.

Response: The Registrant notes that sub-advisers to Transamerica Intermediate Bond and Transamerica Large Growth integrate certain ESG considerations as part of their respective investment processes, and related principal strategy and principal risk disclosures are included for those Funds.

4.

Principal Investment Strategies - Transamerica Large Growth: Please consider removing the following sentence from the fifth paragraph of the Fund’s principal investment strategies. The Staff notes this is disclosure describes risk rather than strategy and may be viewed as duplicative of the existing risk disclosure.

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The fund uses multiple sub-advisers in an effort to control the volatility often associated with growth funds, but there can be no assurance that this strategy will succeed. ~~Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.~~

Response: The Registrant wishes to retain this disclosure, as it is consistent with the disclosure included in prospectus for the Fund’s other share classes dated March 1, 2021. The Staff’s comment has been noted and the Registrant will consider revising this disclosure in connection with a future update.

SAI Comments:

5.	Comment: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing.

Response: The Registrant so confirms.

Please direct any comments or questions concerning this filing to the undersigned at (720) 482-8836.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson
Assistant General Counsel and Assistant Secretary
Transamerica Asset Management, Inc.

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